HORIZON FINANCIAL LETTERHEAD

May 13, 2009
1500 Cornwall Ave.
Bellingham, WA 98227

Mark Webb, Esquire
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:           Horizon Financial Corp.
Form 10-K filed June 11, 2008
Schedule 14A filed June 20, 2008
Form 10-Q filed February 9, 2009
File Number 000-27062

Dear Mr. Webb:

We have received your letter dated May 1, 2009 and provide below the responses by Horizon Financial Corp. (“Horizon”) to the additional comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”).  We have included for your reference, the Staff’s comments and Horizon’s responses thereto.

In connection with our response, we acknowledge the following:

1.	Horizon Financial Corp. is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	Horizon Financial Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Part I.  Financial Information

Note 5 – Goodwill

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
May 13, 2009

1.
The staff notes that the company’s market capitalization has been below cost since June 2008.  Please tell us how you considered the decline in enterprise value below book value when determining no impairment test was necessary for the quarterly periods ended June 30, 2008 or September 30, 2008.  Refer to paragraph 28 of SFAS 142.

Horizon’s Response:
We agree that Horizon’s market capitalization was below the carrying cost on June 30, 2008 and September 30, 2008.  Horizon measures the goodwill for impairment on a broad basis at the consolidated level since it is not identifiable to a “reporting unit.”  Volatility in the stock market and particularly financial institutions and their holding companies, was a significant contributing factor causing fluctuations in Horizon’s common stock during these interim periods.  Management considered this as well as other factors (“the business climate”) in evaluating whether or not goodwill was impaired.  As part of the process, management considered the “business climate” as a potential trigger for an interim measurement under SFAS 142, but deemed the economic environment to be abnormally volatile and irrational to conclude that an interim assessment of goodwill was required based on stock volatility alone.  In addition, the goodwill asset reflected an immaterial amount, which totaled $545,000, representing 0.038% of Horizon’s assets on both dates.

The process behind management’s decision not to proceed with an interim impairment test on June 30, 2008 and September 30, 2008 and to wait until the annual test period [at March 31, 2009] were based on three considerations: 1) Management believed at the time the volatility in the stock market was an indicator, but it did not provide a definitive gauge for measuring Horizon’s fair value since unprecedented economic conditions were creating the biggest sell-off in stocks, short sales were increasing in volume, government intervention was growing and market liquidity was evaporating from the commercial paper and overnight markets.  These conditions impacted the stock market in ways we did not fully understand at a time when Horizon’s local market was experiencing some economic softening, but not nearly the downturn that was being experienced in other parts of the United States, 2) Horizon considered, but did not identify, any “qualifying” events and/or circumstances in accordance with SFAS 142 that would give rise to an interim measurement, and, 3) The goodwill represented an immaterial amount of Horizon’s total assets, which based on the preceding two points did not imply that management should allocate the resources to perform the second step of the impairment test and allocate the fair value of all the assets and liabilities of the reporting unit in the same manner as determining goodwill in a business combination.  These three conditions were individually considered and management concluded that no impairment test was necessary for the quarterly periods ended June 30, 2008 and September 30, 2008.

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
May 13, 2009

Management has reviewed SFAS 142, paragraph 28, which states the following:

“Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.”

The examples provided in the standard include the following events and/or circumstances:

a.	A significant adverse change in legal factors or in the business climate;
b.	An adverse action or assessment by a regulator;
c.	Unanticipated competition;
d.	A loss of key personnel;
e.	A more-likely-than not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of;
f.	The testing for recoverability under Statement 144 of a significant asset group within a reporting unit; and
g.	Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

As we indicated  in our response letter dated April 22, 2009, the impairment testing of the goodwill asset was  conducted in the past on an annual basis in connection with the  March 31 year-end audit and preparation and filing of the Annual Report on Form 10-K.  We considered the “business climate” as a potential event, but concluded it to be largely centered in Wall Street and not directly related to the fair value of Horizon’s assets and liabilities at that time.  Therefore, management did not interpret the guidance in a way that would give rise to an interim measurement due simply to stock market volatility alone.

The interim test for impairment performed as of December 31, 2008 was completed as a result of two events: 1) Horizon Bank (“Bank”) was informed in  December  2008  by the Federal Deposit Insurance Corporation (“FDIC”) and the State of Washington Department of Financial Institutions (“DFI”) that a Cease and Desist  Order (“C&D”) would be issued and forthcoming, and 2) Horizon’s decision to close a branch office that was directly associated with the creation of the original goodwill asset signaled potential impairment.  Management and its independent auditors reviewed both of these events with respect to accounting guidance contained in SFAS 142 (Goodwill and Other Intangible Assets) paragraph 28.b. (an adverse action or assessment by a regulator) and concluded that an interim impairment test of the goodwill was appropriate based on these events meeting the definition of  an “adverse action.”  The first step of the impairment test was to compare the actual market capitalization with the carrying value, which supported the need to proceed with the second step to allocate the measured fair value to each of the assets and liabilities.  However, after evaluation of the events leading up to the interim impairment test and

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
May 13, 2009

consideration of the resources needed both internally and externally to measure the fair value of the assets and liabilities, management made the decision to charge-off the entire balance of goodwill of $545,000 at the quarter ended December 31, 2008 due to its relative carrying amount in comparison to the total assets of $1.47 billion, which management deemed to be immaterial.

In our upcoming Form 10-K for the year ended March 31, 2009, management intends to expand the disclosure regarding our criteria for measuring the goodwill asset including the reasons discussed in this response letter as to the timing of such determination of impairment.

* * * * *

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (360) 756-2507.

Sincerely,

/s/ Greg B. Spear

Greg B. Spear
Chief Financial Officer

cc:           Richard P.  Jacobson, Chief Executive Officer, Horizon Financial Corp.
Christine Harley, Securities and Exchange Commission
David Irving, Securities and Exchange Commission
Kate McHale, Securities and Exchange Commission